Exhibit 99.3
Q2 2025 Earnings Presentation BW LPG Kristian Sørensen and Samantha Xu 26 August 2025

NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS. This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes. This presentation may not be reproduced or redistributed, in whole or in part, to any other person. Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward–looking statements. Forward–looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward”. These forward–looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward–looking statements include statements regarding: objectives, goals, strategies, outlook and growth prospects; future plans, events or performance and potential for future growth; liquidity, capital resources and capital expenditures; economic outlook and industry trends; developments of BW LPG’s markets; the impact of regulatory initiatives; and the strength of BW LPG’s competitors. Forward–looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward–looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties. Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. Forward–looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward–looking statements. No representation is made that any of these forward–looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward–looking statement. Disclaimer and forward-looking statements 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation. All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice. In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information. The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation. The contents of this presentation are not to be construed as legal, business, investment or tax advice. Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice. By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG. This presentation must be read in conjunction with the recent financial information and the disclosures therein. A number of measures are used to report the performance of our business, which are non-IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE). These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q2 2025 Interim Financial Report and BW LPG’s Registration Statement on Form 20-F. Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction. The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates. In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”). The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation. Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it. In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are (i) persons who fall within the definition of "investment professional" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (i), (ii) and (iii) above together being referred to as “Relevant Persons”). This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons.

Agenda Q2 2025 Q2 2025 highlights and market outlook Market overview Company performance Q&A

Q2 2025 highlights

Q2 highlights and performance

- TCE income – Shipping Q2 2025 was US$38,800 per available day and US$37,300 per calendar day, well supported by our time charter coverage of 44% of available days at $43,000 per day
- Q2 2025 profit after tax was US$43 million, and the profit attributable to equity holders of the company was US$35 million representing an earnings per share of US$0.23
- BW Product Services reported a US$15 million gross profit and a profit after tax of US$6 million for this quarter
- BW Yushi was delivered in June 2025

Continued dividend distribution

- The company declared a Q2 cash dividend of $0.22 per share, which consists of 75% of Shipping NPAT[3] Q2 2025, in addition to retained dividends declared in 2024 from BW Product Services

Dry dock program increases offhire days

- In Q2 2025, 139 days were related to vessels being in dry dock
- 143 and 135 days are expected to be offhire days due to dry-docking in Q3 and Q4, respectively

Other subsequent events

- Completed a US$380 million facility to finance Avance Gas fleet, and a US$215 million loan facility to refinance its BW LPG India fleet
- BW LPG terminated its US$250 million shareholder loan from BW Group due to ample liquidity

Commercial performance	Financial performance	Return to shareholders
$38,800 TCE income – Shipping per available day	**$43M** Net profit after tax	**9%** ROE (annualised)
$37,300 TCE income – Shipping per calendar day	**$708M** Available liquidity	**110%** Q2 2025 payout ratio Shipping NPAT[3]
94% Fleet utilisation	**$0.23** Earnings per share	**$0.22** Dividend per share
4% Technical offhire	**31%** Net leverage ratio	**5%** Annualised dividend yield

1. TCE per day presented is for the Shipping Segment
2. This does not constitute an offer to sell or the solicitation of an offer to buy any securities of BW LPG nor shall there be any sale of any securities of BW LPG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
3. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q2 2025: US$34.9 million, minus BW LPG's share of BW PS' net profit/(loss) after tax Q2 2025: US$4.6 million.

BW LPG 4

Market outlook Solid fundamentals with ongoing trading inefficiencies • The current VLGC fleet consists of 409 ships • 7 VLGCs have been delivered this year, with 7 more to be delivered before the end of the year • VLGC orderbook currently consists of 111 ships, with 2027 seeing the highest number of deliveries LPG exports US / Middle East LPG export fundamentals are expected to remain solid going forward, and while the re-routing of volumes in recent months are returning to pre-liberation day trade flows, the Panama Canal has again emerged as a catalyst for trading inefficiencies Trading inefficiencies VLGC global fleet Panama v. Cape routing FFA market • Terminal expansions are now starting up in the US, enabling further export growth in the coming years • The reversal of OPEC+ production cuts as well as new gas projects will lend support to LPG exports going forward • New trade routes adopted during the trade war are showing signs of reverting to pre-Liberation Day patterns • Increased disruptions at the Panama Canal are expected to drive longer sailing distances • More VLGCs are diverted around the Cape of Good Hope, as the Panama Canal is operating at full capacity • While availability of transit slots can change quickly, the effect of VLGCs sailing around Cape can last for months • The Ras Tanura-Chiba FFA market for the remainder of 2025 is currently reflecting earnings at the lower range of US$60,000 per day, albeit with limited liquidity 5

Agenda Q2 2025 highlights and market outlook Market overview Company performance Q2 Q&A 2025

LPG continues to flow despite political disruptions Tariff war caused considerable re-routing of volumes, supporting ton-mile demand and spot rates • The decline in the US LPG exports to China was offset by increased exports to other countries, with India and Japan standing out • US LPG exports to India were above 1MT in Q2 2025 (Compared to less than 100kt in FY 2024) • Y/y growth for 1H 2025 = 7.1% LPG is priced to clear • Middle East LPG exports were redirected from India to service China demand, increasing ton miles • Recently, the trend has been returning to normal • For the first half of 2025, LPG exports carried on VLGCs out of the Middle East grew by 0.6% Stepping up to fill the gap • While China LPG imports from the US dropped sharply during Q2 2025, this was partly offset by increased imports from other regions including the Middle East, Canada and Australia • China imports were up 0.3% y/y in 1H 2025, despite reduced imports in May/June Import levels supported by alternative sourcing US LPG exports by destination Mt (VLGC only) Middle East exports by destination Mt (VLGC only) China LPG imports by origin Mt (VLGC only) 0 1 2 3 4 5 6 Jan Feb Mar Apr May Jun Jul China India Others 0 1 2 3 4 5 6 Jan Feb Mar Apr May Jun Jul China India Japan South Korea Indonesia Others 0 1 2 3 4 5 6 Jan Feb Mar Apr May Jun Jul United States Middle East Others ++ 7 Sources: Vortexa

60% 65% 70% 75% 80% 85% 90% 95% 100% Jan Feb Mar Apr May Jun Jul Aug Laden usage Ballast usage Panama Canal traffic jam 8 Increased demand for canal transits is pushing up auction prices and re-routing vessels • Increased traffic from several shipping segments, especially containers • This has lowered the number of extraordinary auctions opened by the canal and raised fees for the few auctions available • Due to elevated transit costs and VLGCs low priority in the canal, there are signs that vessels are re-routing around the Cape of Good Hope High demand for transits is driving trading inefficiencies Panama transits Average daily transits Panama canal usage by VLGC VLGCs sailing on US – Far East route Average auction fees (North bound) USDm Sources: Clarksons, Anfil Gas, BW LPG 0 2 4 6 8 10 12 Jan Feb Mar Apr May Jun Jul Aug Container VLGC LNG Bulk Other Max capacity 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 Jan Feb Mar Apr May Jun Jul Aug

0 5 10 15 20 25 30 35 2022 2023 2024 2025 Spot terminal fee Historical average US - Far East arbitrage Shipping is capturing more of the arbitrage economics Note: Historical averages are calculated from the beginning of 2022 until last data point • Shipping is currently capturing a high portion of the voyage economics as exports are growing faster than the VLGC fleet capacity • Upcoming export terminal expansions will likely lend support to shipping share of the US – Far East arbitrage • Terminal fees fluctuate, often during winter months when fewer spot cargoes are available due to weather Shipping market share has recovered US export terminal fees (spot) US Cents / gallon US – Far East arbitrage USD/ton Shipping arbitrage capture % Winter spikes 9 Sources: Argus, Bloomberg, Baltic BW LPG 0 100 200 300 400 2022 2023 2024 2025 US - Far East Arbitrage BLPG 3 0% 20% 40% 60% 80% 100% 120% 2022 2023 2024 2025 Arbitrage capture - Shipping Historical average

LPG export growth

North American terminal expansions and Middle East gas projects to fuel LPG export growth

N. America and M. East LPG exports

Mt (VLGC only)



52
38
57
40
60
41
65
45
68
47
2023
2024
2025F
2026F
2027F
North America
Middle East

Continued growth momentum

- Export volumes are forecast to continue growing from the main LPG exporting regions
- Growth in North American volumes are being enabled by terminal expansions coming online in coming years
- Increased natural gas production in the Middle East will also contribute to higher LPG output

N. American terminal expansion plans

Mtpa



North America[1] 68
Targa, 0.6
ET, 7
AltaGas, 1.6
Enterprise 11
Enterprise 9
Targa, 4
ONEOK 12
2024
2025
2026
2027
2028
LPG
LPG/Ethane flexible

Expansions are coming online

- Energy Transfer's Nederland expansion has started and will ramp up exports in the coming months
- Other expansions are underway in both the US and in Canada
- Parts of the expansion portfolio will be flexible, also allowing for ethane exports

Middle East projects



QATAR
North field
Jafurah basin
UAE
SAUDI ARABIA
Illustration reflects approximate field sizes and locations

Natural gas fields and natural gas processing

- Increased LPG exports expected from Qatar from 2026/2027 from new North Field phases
- The Jafurah project is expected to gradually increase LPG exports towards the end of the decade
- UAE: Multiple gas processing projects underway to also lift LPG output

1. 2024 LPG export capacity is defined as the total LPG export across all vessel sizes from North America (including US and Canada)

Sources: NGLS, Bloomberg, company filings, BW LPG

BW LPG
10

69% 16% 5% 10% 0-15 years 15-20 years 20-25 years 25 years + 14 4 3 3 2 2 3 2 4 2 5 4 11 12 9 7 16 11 8 3 2 1 1 1 2 1 2 1 1 1 3 1 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 Existing Newbuild - Ammonia Newbuild - Non-ammonia Current VLGC dual-fuel newbuild price2 VLGC fleet and newbuildings 11 Modest fleet growth for the remainder of 2025 and going into 2026 Quarterly delivery schedule # of VLGCs VLGC fleet age profile and newbuilding market 409 total VLGC fleet1 ~$119M VLGC delivery year for newbuild contracts Total orderbook number 111 VLGC newbuilds ordered in 2025 2027-28 11 1. Total VLGC fleet on water (not including orderbook) 2. 88-91k dual-fuel non-ammonia capacity VLGC Sources: BW LPG, Clarksons

Agenda Q2 2025 Q2 2025 highlights and market outlook Market overview Company performance Q&A

2H 2025 Time charter % of total Fleet Revenue/ (Cost) in $M Average day rate TC out – Fixed rate 11% $38 $45,200 TC in 11% ($29) $34,000 Net $9 Remaining TC out – Fixed rate 20% $74 $45,200 Shipping – Performance 13 Achieved 94% utilisation generating TCE income – Shipping of $38,800 per available day 2025 Q2 performance Guidance Q3 2025 • Fixed ~90% of our available fleet days at an average rate of ~$53,000 per day4 2H 2025 Charter portfolio • 31% covered by fixed rate TC out at $45,200 per day • 3% covered by FFA hedges at avg. of $51,700 per day 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 4% 96% TCE income by calendar days $37,300/ day1 Technical Offhire Available days 44% 54% TCE income by available days $38,800/ day2 $35,6002 (incl. waiting time and FFA) Spot $36,6003 (excl. waiting time and FFA) Waiting 2% Time Charter $43,0005 4. Discharge to discharge basis 5. Time charter includes fixed and variable rate

53 6 12 - 3 - 10 58 Net assets Q1 2025 Realised positions MTM change in unrealised cargo MTM change in unrealised paper Other expenses Net assets Q2 2025 Unrealised physical shipping Product Services - Performance 14 Positive realised results reflecting a disciplined approach and effective risk management in a challenging quarter 1. Gross loss from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ lease-in vessels 2. Included within Other expenses, ~$0.1M effects relating to currency translation of foreign operations which is not part of Net profit/loss Q2 2025 performance Book equity US$M Q2 Net Profit: $6M 2 $58M Net asset value end of Q2 $6M Net profit $15M Gross profit1 $8M Average VAR 10% BW LPG VLGC cargoes lifted by BW PS

Q2 2025 Daily TCE Income $37,300 Q2 2025 Daily OPEX $9,000 FY 2025 Operating cash breakeven7 Owned $19,100 Total fleet $21,700 FY 2025 All-in cash breakeven8 $24,800 Income statement Profit after tax $43 Profit to equity holders $35 Earnings per share1 $0.23 Dividends per share $0.22 Balance sheet Total assets $3,385 Total liabilities $1,473 Total shareholders’ equity $1,912 Earnings Yield2 (annualised) 8% Dividend Yield3 (annualised) 5% ROE4 (annualised) 9% ROCE5 (annualised) 8% Net leverage ratio6 31% 0.15 1.91 1.46 0.09 0.85 0.84 0.56 1.28 3.46 2.42 0.50 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD 2025 1.EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period 2.Earnings yield: EPS divided by the share price at the end of the period in USD terms 3.Dividend yield: Annualised dividend divided by the share price in USD on 22nd August 2025 4.ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet. 5.ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders’ equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet. 6.Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cashflows 7.Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet 8.All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock) Financial highlights 15 Low leverage, strong liquidity, ready for growth opportunities Key financials Q2 2025 US$ million Financial ratios Q2 2025 Dividends per share US$ Shipping per day statistics US$/day

$380M Term Loan (o/s $245M) JOLCO (o/s $64M) $805M Revolving Credit Facilities (RCF) Drawn RCF (o/s $384M) Letter of credit $244M Drawndown $59M $796M Trade Finance Facilities Total Available Liquidity 708 Undrawn RCF² 421 Cash¹ 287 97 131 55 52 670 0 100 200 300 400 500 600 700 800 900 1,000 2025 2026 2027 2028 2029 onwards US$ million $796M Trade Finance Facilities - o/s $59M $198M BW LPG India Term Loan - o/s $88M Revolving Credit Facilities (RCF) - o/s $384M $221M ECA - o/s $39M $380M Term Loan - o/s $245M JOLCO - o/s $64M Sale & Leaseback - o/s $126M Financing structure and repayment profile 16 Ample liquidity of $708M with long-dated repayment profile 1. Cash presented excludes $34M held in broker margin accounts 2. RCF refers to Revolving Credit Facilities (excludes the $250M shareholder loan with BW Group, which was voluntarily terminated as of 27 June 2025) 3. Excludes other lease liabilities, capitalised fees, and interest payable, as of 30 June 2025 4. $198M Term Loan has since been refinanced on 31 July 2025 Liquidity profile (US$M) As of 30 June 2025 Repayment profile Ship financing³ structure Trade financing structure 4

Agenda Q2 2025 Q2 2025 highlights and market outlook Market overview Company performance Q&A

Q&A Kristian Sørensen CEO Samantha Xu CFO

Thank you Investor Relations investor.relations@bwlpg.com Ticker Oslo Stock Exchange “BWLPG” New York Stock Exchange “BWLP” LinkedIn linkedin.com/company/bwlpg Website https://investor.bwlpg.com Telephone +65 6705 5588 Address 10 Pasir Panjang Road Mapletree Business City #17-02 Singapore 117438

Appendix Q2 2025

51 VLGCs and 2 LGCs operated by BW LPG

As of 10 August 2025

29 BW LPG
100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Yushi [1]	2020	Mitsubishi H.I.
BW Kizoku [1]	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina [1]	2015	Hyundai H.I.
BW Levant [1]	2015	Jiangnan
BW Breeze [1]	2015	Jiangnan
BW Sirocoo [1]	2015	Jiangnan
BW Passat [1]	2015	Jiangnan
BW Pampero [4]	2015	Jiangnan
BW Mistral [1]	2015	Jiangnan
BW Monsoon [1]	2015	Jiangnan
BW Aries [1]	2014	Hyundai H.I.

8 BW LPG
Time charter/bareboat in

Name	Year	Shipyard
BW Capella [3]	2022	DSME
BW Polaris [3]	2022	DSME
Gas Zenith [1]	2017	Hyundai H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
BW Kyoto [3]	2010	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

8 BW LPG India
52% ownership

Name	Year	Shipyard
BW Chinook	2015	Jiangnan
BW Pine	2011	Kawasaki S.C.
BW Lord	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Loyalty [1]	2008	DSME
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

8 Operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter	2023	Jiangnan	Sinogas Maritime
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [1]	2021	Hyundai H.I.	Product Services
Clipper Wilma [1]	2019	Hyundai H.I.	Product Services
BW Tokyo	2009	Mitsubishi H.I.	Exmar
Denver [2]	2009	Hyundai H.I.	Product Services
Helsinki [2]	2009	Hyundai H.I.	Product Services


22
POWERED BY LPG

Vessels with dual-fuel propulsion technology


14

Vessels retrofitted with scrubber technology


17

Vessels on compliant fuels

1. Vessels with scrubbers installed
2. LGC (Large Gas Carrier)
3. Bareboat charter
4. BW Pampero to be delivered to BW LPG India in September 2025

BW LPG

21

$45.0 $44.4 $32.5 2025 2026 $44.0 $45.4 $45.4 $45.0 $44.1 $44.7 $44.5 $44.3 $30.3 $32.5 $33.8 $34.2 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 2H 2025 Time charter % of total Fleet Revenue/ (Cost) in $M Average day rate TC out - Fixed rate 11% $38 $45,200 TC in 11% ($29) $34,000 Net $9 Remaining TC out - Fixed rate 20% $74 $45,200 VLGC charter portfolio overview 22 Fixed rate time charter out coverage for 2H 2025 at 31% with an average rate of $45,200 per day Time charter-out – Fixed rate US$ thousands/day 1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days 2. Majority of the TC in contracts will end in 2025 with the last TC in contract expiring in end-Jan 2026 Time charter-in Net 2H 2025 time charter position Revenue in USD millions % of total available days of the whole fleet Quarterly Cost in USD millions % of total available days of the whole fleet Avg. TC out rate Avg. TC in rate Quarterly Yearly Yearly Yearly Quarterly 2 2 $221 $157 31% 25% 2025 2026 $17 $17 $16 $13 $2 25% 13% 11% 10% 1% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 $64 $2 12% 0% 2025 2026 $51 $58 $58 $54 $49 $42 $36 $31 30% 32% 32% 30% 31% 26% 22% 19% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 Time charter-out % TC days - Fixed rate

0.53 0.7 0.7 0.53 0.52 0.51 0.82 0.64 0.62 0.72 0.98 0.95 0.66 0.48 0.31 0.30 0.56 0.54 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Fleet safety statistics 23 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work-related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work-related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average (MRA) LTIF 12 Month Rolling Average (MRA) As of 30th June 2025

Q1 2025A Q2 2025A Q3 2025E Q4 2025E 2025E 2026E Owned days 3,518 3,567 3,680 3,680 14,445 14,600 Time charter in days 576 528 460 393 1,957 49 Total calendar days 4,094 4,095 4,140 4,073 16,402 14,649 Offhire* 104 166 143 135 548 323 Total available days (Net of offhire) 3,990 3,929 3,997 3,938 15,854 14,326 Spot days (Net of offhire) 2,369 2,207 2,313 2,282 9,171 10,348 Time charter out days (Net of offhire) - Fixed rate 1,175 1,271 1,285 1,199 4,930 3,530 Time charter out days (Net of offhire) - Variable rate 446 451 399 457 1,753 448 % Spot days 59% 56% 58% 58% 58% 72% % TC days - Fixed rate 30% 32% 32% 30% 31% 25% % TC days - Variable rate 11% 12% 10% 12% 11% 3% TCE rates Spot $39,100 $35,600 - - - - Time charter out – Fixed rate $44,000 $45,400 $45,400 $45,000 $45,000 $44,400 VLGC TCE rate (Net of offhire) $39,800 $38,800 - - - - Shipping segment charter portfolio 2025-2026 24 Fixed rate time charter out contract coverage stands at 31% for 2H 2025 (as of 25 Aug 2025) BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio Pool revenue distributed to participants and the associated days are excluded from the presentation *In years when a vessel does not have planned dry docking, an offhire of 3 days per vessel per year is assumed

Q1 2025A Q2 2025A Q3 2025E Q4 2025E 2025E 2026E Owned days 674 637 748 828 2,887 3,285 Time charter in days - - - - - - Total calendar days 674 637 748 828 2,887 3,285 Offhire* - - 13 83 97 97 Total available days (Net of offhire) 674 637 735 745 2,790 3,188 Spot days (Net of offhire) 20 94 185 247 546 2,073 Time charter out days (Net of offhire) 654 543 550 497 2,244 1,115 % Spot days 3% 15% 25% 33% 20% 65% % TC days 97% 85% 75% 67% 80% 35% TCE rates Spot $57,700 $54,200 - - - - Time charter out $46,700 $47,300 $47,700 $47,900 $47,600 $45,100 VLGC TCE rate (Net of offhire) $47,000 $48,300 - - - - BW LPG India charter portfolio 2025-2026 25 Time charter out contract coverage stands at 80% for FY 2025 (as of 25 Aug 2025) * Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings